UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number 001-35722

TAOPING INC.

(Translation of registrant’s name into English)

21st Floor, Building 3, Tianjin Science and Technology Plaza

Keyan West Road, Nankai District

Tianjin, 300192

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

INCORPORATION BY REFERENCE

This Form 6-K is hereby incorporated by reference into the registration statements of Taoping Inc. (the “Company”) on Form S-8 (Registration Numbers 333-256600, 333-211363 and 333-283697) and Form F-3 (Registration Number 333-288404) to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

On July 15, 2026, Taoping Inc. entered into a Securities Purchase Agreement (the “Purchase Agreement”) with Streeterville Capital, LLC, a Utah limited liability company (the “Investor”), pursuant to which the Company issued an unsecured convertible promissory note with a 12-month maturity (the “Convertible Note”) to Investor. The Convertible Note has the original principal amount of $3,195,000 including the original issue discount of $180,000 and Investor’s legal and other transaction costs of $15,000.

Interest accrues on the outstanding balance of the Convertible Note at 7% per annum. Upon the occurrence of a Trigger Event (as defined in the Convertible Note), Investor may increase the outstanding balance payable under the Convertible Note by 15% or 10%, depending on the nature of such event. If the Company fails to cure the Trigger Event within the required five (5) trading days, the Trigger Event will automatically become an event of default and interest will accrue at the lesser of 18% per annum or the maximum rate permitted by applicable law.

Pursuant to the terms of the Convertible Note and the Purchase Agreement, the Company must obtain Investor’s consent for certain fundamental transactions such as consolidation, merger, disposition of substantial assets, change of control, reorganization or recapitalization. Any occurrence of such fundamental transaction without Investor’s prior written consent will be deemed a Trigger Event.

After the Investor delivers the purchase price of the Convertible Note to the Company, Investor, subject to certain restrictions, may convert all or any part of the outstanding balance of the Convertible Note into the Company’s ordinary shares at a conversion price of $6.00 (the “Lender Conversion Price”). In addition, subject to certain restrictions, Investor may redeem all or any portion of the Convertible Note, subject to a maximum amount of $250,000 per month (the “Maximum Monthly Redemption Amount”). Payments of each redemption amount may be made, in the Company’s discretion, (a) in cash, (b) by converting such redemption amount into ordinary shares per the following formula: the number of Redemption Conversion Shares (as defined below) equals the portion of the applicable redemption amount being converted divided by the Redemption Conversion Price, which is equal to the lesser of (i) the Lender Conversion Price, and (ii) 80% of the lowest daily VWAP (as defined in the Convertible Note) during the ten (10) trading days immediately preceding the applicable redemption date, or (c) by any combination of the foregoing, so long as the cash is delivered to Investor on the fifth (5th) trading day immediately following the applicable redemption date and the Redemption Conversion Shares are delivered to Investor on or before the applicable delivery date, subject to the terms and conditions under the Convertible Note. Notwithstanding the foregoing, the Company is required to pay any redemption amount in cash if, on the applicable redemption date, the Redemption Conversion Price is below the floor price of $0.30 per ordinary share (the “Floor Price”), or there is an Equity Conditions Failure (as defined in the Convertible Note) that is not waived by the Investor.

The Company is responsible for certain late fees equal to 2% of the Conversion Share Value (as defined in the Convertible Note) with a floor of $500 per day and a cap of 200% of the applicable Conversion Share Value, if it fails to deliver the ordinary shares upon conversion or redemption pursuant to the terms of the Convertible Note. The Company may prepay the outstanding balance of the Convertible Note in cash equal to 120% multiplied by the portion of the outstanding balance the Company elects to prepay.

Pursuant to the Convertible Note, the Company shall not effect any conversion of the Convertible Note to the extent that after giving effect to such conversion would cause the Investor (together with its affiliates) to beneficially own a number of ordinary shares exceeding 9.99% of the number of ordinary shares outstanding on such date (including for such purpose the ordinary shares issuable upon such issuance). The beneficial ownership of ordinary shares will be determined pursuant to Section 13(d) of the Exchange Act.

In addition, pursuant to the Convertible Note, the Investor has the right to redeem all or any portion of the outstanding balance of the Convertible Note into ordinary shares (the “Redemption Conversion Shares”) at Redemption Conversion Price if either (a) the intraday trading price of the ordinary shares exceeds the minimum price by at least 15%, or (b) the daily trading volume exceeds 300% of the average daily trading volume for the preceding five trading days. Redemption notices must be submitted within specified timeframes following the triggering event. If the Redemption Conversion Price is below the Floor Price on the redemption date, the Company must pay the redemption amount in cash. These redemptions are in addition to, and do not reduce or count against, the Maximum Monthly Redemption Amount. The Investor may not exercise this right after receiving shares equal to the Maximum Amount (as defined below) until six months after the purchase price date, and any excess shares must be issued pursuant to an available registration exemption or effective registration statement.

After the Company has redeemed an amount equal to half of the $3,195,000 original principal amount of the Convertible Note in cash, any subsequent redemptions it makes in cash will be subject to a twenty-five percent (25%) premium.

On July 15, 2026, the transaction contemplated by the Purchase Agreement was closed as all the closing conditions set forth therein were satisfied. In connection with the Purchase Agreement, on July 15, 2026, the Company filed a prospectus supplement under the registration statement on Form F-3 (File No. 333-288404), to register up to 2,970,440 ordinary shares of the Company issuable upon the conversion of the Convertible Note (the “Maximum Amount”).

The Company estimates that the net proceeds from the sale of the Convertible Note will be approximately $3.0 million, after deducting estimated expenses, and intends to use the net proceeds for working capital and general corporate purposes.

The foregoing summaries of the Purchase Agreement and the Convertible Note do not purport to be complete and are qualified in their entirety by reference to the Purchase Agreement and the Convertible Note, which are attached hereto as Exhibits 10.1 and 4.1, respectively, and each of which is incorporated herein by reference. A copy of the opinion of Maples and Calder relating to the validity of the shares that may be issued pursuant to the Convertible Note is filed herewith as Exhibit 5.1.

This Report on Form 6-K does not constitute an offer to sell or the solicitation of an offer to buy, and the ordinary shares cannot be sold in any state or jurisdiction in which the offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any state or jurisdiction. Any offer will be made only by means of a prospectus, consisting of a prospectus supplement and the accompanying base prospectus, forming a part of the effective registration statement.

EXHIBIT INDEX

Exhibit	Description
4.1	Convertible Promissory Note, dated July 15, 2026
5.1	Opinion of Maples and Calder
10.1	Securities Purchase Agreement, dated July 15, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 15, 2026	TAOPING INC.

	By:	/s/ Jianghuai Lin
Jianghuai Lin
Co-Chief Executive Officer